September 24, 2021

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Andi Carpenter
Kevin Stertzel
Asia Timmons-Pierce
Jay Ingram

Re:	Satellogic Inc.
Registration Statement on Form F-4
Filed August 12, 2021
File No. 333-258764

Ladies and Gentlemen:

Satellogic Inc. (the “Company”) previously filed a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) on August 12, 2021 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments set forth in the comment letter (the “Comment Letter”) from the staff of the SEC (the “Staff”) dated September 8, 2021. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). Simultaneously with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) in response to the Staff’s comments. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Registration Statement on Form F-4

General

1.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 23 and 98 of the Amended Registration Statement.

2.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 24, 47, 130, 136 and 180 of the Amended Registration Statement.

3.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Amended Registration Statement.

Securities and Exchange Commission

September 24, 2021

4.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 98 and 105 of the Amended Registration Statement.

5.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 48, 90, 131, 157 and 174 of the Amended Registration Statement.

6.

Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 48, 90, 131 and 174 of the Amended Registration Statement. CF Acquisition Corp. V (“CF V”) does not believe that the conflicts disclosed in the Amended Registration Statement impacted its negotiation and execution of the Merger Agreement, and its recommendation to CF V’s stockholders in favor of the Business Combination Proposal.

7.

Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 23 and 107 of the Amended Registration Statement.

8.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Amended Registration Statement.

9.

Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Amended Registration Statement.

Securities and Exchange Commission

September 24, 2021

The Company respectfully advises the Staff that there are no material differences between the terms of the PubCo Class A Ordinary Shares being issued in exchange for the CF V Class A Common Stock issued in CF V’s initial public offering (the “IPO”) and the PubCo Class A Ordinary Shares being issued in the PIPE Investment. In the IPO, each CF V Unit, consisting of one share of CF V Class A Common Stock and one-third of one CF V Warrant, was purchased for $10.00, whereas in the PIPE Investment, each PubCo Ordinary Share will be purchased for $10.00 per share. In addition, Additional PIPE Shares may be issued to the PIPE Investors if the Adjustment Period VWAP is less than $10.00 per share (as further described on page 153 of the Amended Registration Statement), and one PIPE Investor agreed to subject its PIPE Shares to a two year lock-up, in exchange for which such investor will receive PIPE Warrants for no additional payment (as further described on page 153 of the Amended Registration Statement). The Company has revised the disclosure on page 153 of the Amended Registration Statement accordingly.

The Sponsor (which is controlled by Howard W. Lutnick, CF V’s Chairman and Chief Executive Officer), will participate in the PIPE Investment as disclosed on the cover page and pages 16, 21, 35, 49, 91, 105, 123, 132, 175 and 236 of the Amended Registration Statement. None of CF V’s officers, directors, or other affiliates are subscribing for shares in the PIPE Investment.

10.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 48, 90, 131 and 174 of the Amended Registration Statement.

11.

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 48, 90, 131 and 174 of the Amended Registration Statement.

12.	Please prominently disclose Nettar’s current level of indebtedness.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 37, 157, 223 and 238 of the Amended Registration Statement.

What interests do CF V’s current officers and directors have in the Business Combination?, page 20

13.

Please revise the ninth bullet to quantify the discount and to disclose the type and number of securities. Please also disclose that the Sponsor is entitled to receive up to 250,000 FPC Additional Shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 48, 90, 131 and 174 of the Amended Registration Statement.

PIPE Subscription Agreements, page 32

14.	Please revise to quantify the maximum number of PIPE Additional Shares that may be issued.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 21, 35, 37, 49, 91, 133, 153 and 175 of the Amended Registration Statement.

Securities and Exchange Commission

September 24, 2021

Risk Factors, page 58

15.

Please include risk disclosure regarding the PIPE Additional Shares, FPC Additional Shares and Series X additional shares including any dilution risks and disclose the maximum number of shares that may be issued. Clarify whether recent common stock trading prices would meet the threshold for issuance of these additional shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 106 of the Amended Registration Statement. Based on the closing price of CF V Class A Common Stock on September 23, 2021, Additional Shares would be issued to the PIPE Investors, the Sponsor, and the Company X Shareholders and a corresponding number of shares held by the Sponsor, the Company Shareholders and the holders of Convertible Notes would be forfeited and cancelled.

Background of the Business Combination, page 150

16.

Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, valuation, consideration, minimum cash amount, proposals and counter-proposals, and size of PIPE. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 157, 159 and 161 of the Amended Registration Statement.

Certain Forecasted Information for the Company, page 160

17.

We note your disclosure that the financial projections reflects assumptions with respect to general business, economic, regulatory, market and financial conditions and other factors. Please revise to describe such assumptions with greater specificity and quantify where practicable. Please disclose any other information to facilitate investor understanding of the basis for and limitations of these projections. Please specifically address the significant differences in your historical revenue and market share from your future projections, including those that are multiple years into the future.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 168 and 169 of the Amended Registration Statement.

18.

We note that the projections were initially prepared in December 2020 and updated periodically in February, March and April 2021. Please tell us whether projections included are materially the same as the draft projections. If they are materially different, please explain to us these differences, including different assumptions, what changes were made and why.

Response: In response to the Staff’s comment, we supplementally advise the Staff that the Company provided the following projections to CF V in December 2020:

Initial Projections (December 2020)

$MM	2021E	2022E	2023E	2024E	2025E
Revenue	34	83	175	371	774
Adj. EBITDA	6	31	73	174	393

Securities and Exchange Commission

September 24, 2021

The Company updated the projections in February, March, April, and July 2021 to reflect adjustments to expected Government and D&I 2021 revenue and updated cost assumptions relating to sales and R&D. The revenue projections for 2021, 2022, and 2023 decreased primarily as a result of removing a large potential contract in our Government and D&I near-term sales pipeline, which the Company estimated would provide recurring revenues in each of those years. The opportunity still exists and the revenue from it is expected to be derived in 2024 and 2025.

Adjusted EBITDA projections changed primarily as a result of the decrease in forecasted revenue (described above). In addition, the Company reviewed its expense assumptions relating to sales headcount for Government and D&I sales, and decreased R&D spend projections based on an updated engineering plan.

19.

You currently have a backlog of $38 million in signed contracts and you forecast approximately $800 million in revenue by 2025. There is no disclosure to support this pipeline of revenue opportunity nor is there any disclosure justifying management’s ability to convert contracted revenues and the pipeline of potential contracts into actual revenues. Since you will need to generate over $100 million in annual revenue to meet your goal of profitability within 2 years, we would expect to see enhanced and prominent disclosure supporting the company’s ability to achieve these metrics.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 168 and 169 of the Amended Registration Statement.

20.

Refer to the following disclosure: [t]he forecasts . . . were not intended for third-party use, including by investors or holders. You are cautioned not to rely on the forecasts in making a decision regarding the transaction . . . .” Please explain the extent to which you are cautioning investors regarding their rights under the federal securities laws and tell us the basis for your apparent belief that you can limit investors’ reliance on the disclosure in your prospectus in this manner.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 168 of the Amended Registration Statement.

Beneficial Ownership Of Securities, page 223

21.	Please include footnotes that provide the information required by Item 7.A.3 of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 233 and 234 of the Amended Registration Statement.

Exhibits

22.	We note your disclosure that Nettar entered into a multi-launch agreement with SpaceX. Please file the agreement as an exhibit.

Response: In response to the Staff’s comment, the Company respectfully submits that it does not believe it is required to file the Multiple Launch Agreement (the “SpaceX Agreement”) between Satellogic and SpaceX referenced on pages 64, 78, 201, 205 and 206. Item 601 of Regulation S-K under the Securities Act of 1933, as amended, provides that material agreements not made in the ordinary course of business should be filed as an exhibit to a filed report. According to Item 601(b)(10), a contract that ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries will be deemed to have been made in the ordinary course of business. With certain exceptions, agreements made in the ordinary course of business need not be filed. The SpaceX Agreement relates to the launching of Satellogic’s satellites which is the type of agreement that ordinarily accompanies Satellogic’s business which includes the maintenance of an Earth observation platform through a constellation of satellites. Further, the Company does not believe that any of the exceptions in Rule 601(b)(10)((ii)(A) that would require the

Securities and Exchange Commission

September 24, 2021

Company to file the SpaceX Agreement are applicable. Specifically, the Company does not believe that Satellogic’s business is “substantially dependent” on the SpaceX Agreement. Although the Company has contracted with SpaceX to provide launch services for certain specific planned satellite launches occurring over the next couple of years, Satellogic may use other providers for additional launches, subject to SpaceX’s right of first refusal. In addition, if launch services were not available from SpaceX, there are other launch providers which Satellogic can retain to provide such services on generally the same term and without material delay or material additional costs.

23.	Please file the agreement with ABDAS.

Response: In response to the Staff’s comment, the Company has filed such agreement as Exhibit 10.7 to the Amended Registration Statement.

*    *    *    *    *    *     *    *    *

We hope that the above has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (954)768-8210 or perezf@gtlaw.com.

Very truly yours,

/s/ Flora R. Perez, Esq.
Flora R. Perez, Esq.

cc:	Rick Dunn, Satellogic Inc.

Adam Brajer, CF Acquisition Corp. V

Javad Husain, Hughes Hubbard & Reed LLP